Exhibit

 Change in American Depositary Share - ADS - Ratio for Grupo Iusacell


    MEXICO CITY--(BUSINESS WIRE)--May 9, 2003--Grupo Iusacell, S.A. de C.V. (BMV:CEL)(NYSE:CEL) today announced that, as of the opening of trading on the NYSE on May 12, 2003, each of Iusacell's American Depositary Shares will represent one hundred of its ordinary shares, and the new CUSIP number will be 40050B 20 9. Before the ratio change, the Company's ADS-to-ordinary shares ratio was one-to-ten, and the CUSIP number was 40050B 10 0. The main purpose of the ratio change is to comply with the NYSE rules requiring a minimum 30-day average trading price of US$1.00 per ADS.
    As no fractional ADRs will be issued, any resulting fractional ADRs will be cashed out at a cash-in-lieu rate to be determined by The Bank of New York as depositary, and the accounts of applicable ADR holders will be credited as appropriate. This ratio change will not affect holders of the Company's ordinary shares and will be effected without charge to investors.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE:CEL; BMV:CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE:VZ).
    For additional corporate information please visit the Company's web site at http://www.iusacell.com

    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.


    CONTACT: Grupo Iusacell, S.A. de C.V., Mexico City
             Russell A. Olson, 011-5255-5109-5751
             russell.olson@iusacell.com.mx
             or
             Carlos J. Moctezuma, 011-5255-5109-5780
             carlos.moctezuma@iusacell.com.mx